東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

03045337

10th December, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 9th December, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Eva Siu
Enclosures

RECEIVED
DEC 19 2003
187
PROCESSING SECTION

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS
RESULTS OF THE SPECIAL GENERAL MEETING

The board of directors of ONFEM Holdings Limited (the "**Company**") is pleased to announce that all the ordinary resolutions as set out in the notice convening the Special General Meeting were duly passed by the Independent Shareholders on a show of hands at the Special General Meeting held on 9th December, 2003.

Reference is made to the announcement of the Company dated 10th October, 2003 (the "**Announcement**") and the circular of the Company dated 10th November, 2003 (the "**Circular**") in relation to, among other things, certain connected transactions entered into between the ONFEM Group and the non wholly-owned subsidiaries of the Company. Capitalised terms used herein shall have the same meanings as defined in the Announcement and the Circular unless otherwise stated.

The Board is pleased to announce that all the ordinary resolutions as set out in the notice convening the Special General Meeting were duly passed by the Independent Shareholders on a show of hands at the Special General Meeting held on 9th December, 2003. Set out below are the voting results of those ordinary resolutions:

Resolution	Number of Independent Shareholders voted on such resolution	Number of Independent Shareholders voted for	% of total number of Independent Shareholders voted on such resolution	Number of Independent Shareholders voted against	% of total number of Independent Shareholders voted on such resolution
1. To approve, ratify and confirm the acceptance of the Polycrown Facility and all transactions contemplated thereby.	17	17	100%	0	0%
2. To approve, ratify and confirm the provision of a loan of HK$1,040,000 to CEC and all transactions contemplated thereby.	17	17	100%	0	0%
3. To approve, ratify and confirm the provision of a loan of HK$2,587,427 to EEL and all transactions contemplated thereby.	17	17	100%	0	0%

By order of the board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

Hong Kong, 9th December, 2003

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS
RESULTS OF THE SPECIAL GENERAL MEETING

The board of directors of ONFEM Holdings Limited (the "**Company**") is pleased to announce that all the ordinary resolutions as set out in the notice convening the Special General Meeting were duly passed by the Independent Shareholders on a show of hands at the Special General Meeting held on 9th December, 2003.

Reference is made to the announcement of the Company dated 10th October, 2003 (the "**Announcement**") and the circular of the Company dated 10th November, 2003 (the "**Circular**") in relation to, among other things, certain connected transactions entered into between the ONFEM Group and the non wholly-owned subsidiaries of the Company. Capitalised terms used herein shall have the same meanings as defined in the Announcement and the Circular unless otherwise stated.

The Board is pleased to announce that all the ordinary resolutions as set out in the notice convening the Special General Meeting were duly passed by the Independent Shareholders on a show of hands at the Special General Meeting held on 9th December, 2003. Set out below are the voting results of those ordinary resolutions:

Resolution	**Number of Independent Shareholders voted on such resolution**	**Number of Independent Shareholders voted for**	**% of total number of Independent Shareholders voted on such resolution**	**Number of Independent Shareholders voted against**	**% of total number of Independent Shareholders voted on such resolution**
1. To approve, ratify and confirm the acceptance of the Polycrown Facility and all transactions contemplated thereby.	17	17	100%	0	0%
2. To approve, ratify and confirm the provision of a loan of HK$1,040,000 to CEC and all transactions contemplated thereby.	17	17	100%	0	0%
3. To approve, ratify and confirm the provision of a loan of HK$2,587,427 to EEL and all transactions contemplated thereby.	17	17	100%	0	0%

By order of the board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

Hong Kong, 9th December, 2003

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

關連交易
股東特別大會結果

東方有色集團有限公司(「**本公司**」)之董事會欣然宣佈於二零零三年十二月九日舉行之股東特別大會上，獨立股東以舉手投票方式通過載於召開股東特別大會通告內之所有普通決議案。

謹此提述本公司日期為二零零三年十月十日之公佈(「**該公佈**」)及本公司日期為二零零三年十一月十日有關(其中包括)東方有色集團與本公司之非全資附屬公司之若干關連交易之通函(「**該通函**」)。除文義另有所指外，本公佈所採用之詞彙與該公佈及該通函所界定者具相同涵義。

董事會欣然宣佈於二零零三年十二月九日舉行之股東特別大會上，獨立股東以舉手投票方式通過載於召開股東特別大會通告內之所有普通決議案。下述為該等普通決議案之投票結果：

決議案	表決此決議案之獨立股東數目	投票贊成之獨立股東數目	佔表決此決議案獨立股東總人數百分比	投票反對之獨立股東數目	佔表決此決議案獨立股東總人數百分比
1. 批准、追認及確認接納多利加信貸及據此進行之各項交易。	17	17	100%	0	0%
2. 批准、追認及確認向瑞和中國提供為數1,040,000港元之貸款及據此進行之各項交易。	17	17	100%	0	0%
3. 批准、追認及確認向銀豐工程提供為數2,587,427港元之貸款及據此進行之各項交易。	17	17	100%	0	0%

承董事會命
ONFEM Holdings Limited
東方有色集團有限公司*
公司秘書
蕭天好

香港，二零零三年十二月九日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

關連交易
股東特別大會結果

東方有色集團有限公司(「**本公司**」)之董事會欣然宣佈於二零零三年十二月九日舉行之股東特別大會上，獨立股東以舉手投票方式通過載於召開股東特別大會通告內之所有普通決議案。

謹此提述本公司日期為二零零三年十月十日之公佈(「**該公佈**」)及本公司日期為二零零三年十一月十日有關(其中包括)東方有色集團與本公司之非全資附屬公司之若干關連交易之通函(「**該通函**」)。除文義另有所指外，本公佈所採用之詞彙與該公佈及該通函所界定者具相同涵義。

董事會欣然宣佈於二零零三年十二月九日舉行之股東特別大會上，獨立股東以舉手投票方式通過載於召開股東特別大會通告內之所有普通決議案。下述為該等普通決議案之投票結果：

決議案	**表決此決議案之獨立股東數目**	**投票贊成之獨立股東數目**	**佔表決此決議案獨立股東總人數百分比**	**投票反對之獨立股東數目**	**佔表決此決議案獨立股東總人數百分比**
1. 批准、追認及確認接納多利加信貸及據此進行之各項交易。	17	17	100%	0	0%
2. 批准、追認及確認向瑞和中國提供為數1,040,000港元之貸款及據此進行之各項交易。	17	17	100%	0	0%
3. 批准、追認及確認向銀豐工程提供為數2,587,427港元之貸款及據此進行之各項交易。	17	17	100%	0	0%

承董事會命
ONFEM Holdings Limited
東方有色集團有限公司*
公司秘書
蕭天好

香港，二零零三年十二月九日

* *僅供識別*